

Mail Stop 3720

February 4, 2010

Mr. Kazuto Tsubouchi
Chief Financial Officer
NTT DoCoMo, Inc.
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku
Tokyo 100-6150 Japan

        RE: **NTT DoCoMo, Inc.**
                Form 20-F for the year ended March 31, 2009
                Filed June 25, 2009
                File No. 1-31221

Dear Mr. Tsubouchi:

      We have reviewed your filing and have the following comment. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended March 31, 2009

Revenue Recognition, page F-16

1. We refer to your accounting policy for the sale of handsets. We also note the disclosure of the introduction of a new handset sales scheme which enables subscribers to select installment payments. Please tell us about the terms of your arrangements with resellers and subscribers. In your response, please also provide us with the following information:

    *   Describe any right of return provision available to the resellers and when they are obligated to pay you for the handset;
    *   If there is a right of return, discuss your historical experience with returns;
    *   Describe the payment process between the company and resellers once phones are sold on the payment plan to subscribers, specifically indicating how you pay the resellers;
    *   Describe any recourse you have if a subscriber returns a phone or defaults on payments under the installment plan;
    *   Tell us the accounting literature that you rely upon to record revenue from handset sales at the time of delivery to agent resellers and how you evaluated the impact of the installment payment plan available to subscribers on your revenue recognition. In your response please also tell us how you considered the guidance in question two of SAB Topic 13.A.1, and 605-45 of the FASB Accounting Standards Codification;
    *   It appears that the sale of handsets and the related subscriber financing may constitute a multiple element arrangement. Tell us how you applied the guidance in 605-25 of the FASB Accounting Standards Codification in evaluating these arrangements.

                                        *   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director